Exhibit 99.1

Sol-Gel Technologies to Report Full Year 2019
Financial Results and Corporate Update

NESS ZIONA, Israel, March 19, 2020 (GLOBE NEWSWIRE) – Sol-Gel Technologies, Ltd. (NASDAQ: SLGL) (“Sol-Gel” or the “Company”), a clinical-stage dermatology company focused on identifying, developing and commercializing branded and generic topical drug products for the treatment of skin diseases, today announced the Company will report full year 2019 financial results and provide a corporate update on Tuesday, March 24th 2020, 4:05 PM ET.

About Sol-Gel Technologies

Sol-Gel is a clinical-stage dermatology company focused on identifying, developing and commercializing branded and generic topical drug products for the treatment of skin diseases. Sol-Gel leverages its proprietary microencapsulation technology platform for Twyneo, for the treatment of acne vulgaris, and Epsolay, for the treatment of papulopustular rosacea. The Company’s pipeline also includes SGT-210, an early-stage topical epidermal growth factor receptor inhibitor, erlotinib, for the treatment of punctate palmoplantar keratoderma, and preclinical assets tapinarof and roflumilast. For additional information, please visit www.sol-gel.com.

For further information, please contact:

Sol-Gel Contact:
Gilad Mamlok
Chief Financial Officer
+972-8-9313433

Investor Contact:
Chiara Russo
Solebury Trout
+1-617-221-9197
crusso@soleburytrout.com

Source: Sol-Gel Technologies Ltd.